Mail Stop 3010

March 18, 2010

Mr. Michael B. Berman
Chief Financial Officer
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

      Re: Equity Lifestyle Properties, Inc.
              Form 10-K for the year ended December 31, 2009
              File No. 1-11718

Dear Mr. Berman:

We have reviewed your filing and your response letter dated January 25, 2010. As you have filed your 2009 Form 10-K prior to the resolution of our previous comments, we have limited our review of your filing to those unresolved matters as they pertain to your most recent filing and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2009

Financial Statements

Consolidated Statements of Operations, page F-5

1. We note your response to prior comment 2 and we are unable to agree with your position as all of your operations appear to fall within the scope of Article 5 of Regulation S-X. Please restate your 2009 financial statements in an amended filing to address home sales, ground lease rentals, and interest income related to the financing of customer right-to-use contracts in a manner that complies with Rule 5-03 of Regulation S-X. Additionally, please consider whether management's failure to provide an article 5 compliant income statement impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by your 2009 Form 10-K and revise your disclosure as appropriate.

Note 2 – Summary of Significant Accounting Policies

(c) Markets, page F-11

2. We note your response to prior comment 3 and your position that home sales operations do not independently warrant the time of chief operating decision makers and that financing operations are immaterial to your overall business. Please tell us specifically how you have evaluated paragraphs b and c to 280-10-50-50-1 of the Accounting Standards Codification. Additionally, to the extent that you view that financing and home operations revenues are immaterial to overall operations, please clarify for us why you have stated in your response to prior comment 2 that you have separated home sales operations from property operations to "allow the users of our financial statements to better understand our property operations and not be confused by the minor home sales operations."

Note 6 – Investments in Joint Ventures, page F-23

3. We note your response to prior comment 5 and your position that the impact of consolidating your interests in Lakeshore Investments versus your current accounting treatment would not be material to your financial statements. Please enhance and update us on your analysis of the materiality of a potential change to consolidation for these investments using the metric "Net income available for common shares" for each of the years in the three year period ended December 31, 2009.

Note 7 – Inventory, page F-24

4. We note your response to prior comment 6 and that you had identified that the economy was challenging and that you made an operational decision to rent out the homes until the new homes sales market improves at some point in the future. In light of the above factors, please expand your disclosure in future filings and tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment to your properties. In your response, please specifically address these former home sale properties that you now rent and address how your assumptions for impairment testing may have been adjusted in response to your consideration of the difficult economy and the troubled home sales market.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief